October 11, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Patrick Gilmor
David Edgar

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 18, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 000-14338
Ladies and Gentlemen:
Autodesk, Inc. (the “Company” or "we") submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 27, 2013, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2013 (File No. 000-14338) originally filed with the Commission on March 18, 2013 (the “Form 10-K”) and Autodesk’s Form 10-Q for the fiscal quarter ended April 30, 2013 (File No. 000-14338) originally filed with the Commission on June 5, 2013 (the “Form 10-Q”).
In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended January 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1.	As previously requested in prior comment 3, please provide us with the activity in your partner programs account for each year presented.

We advise the Staff that the activity in our partner programs consists of quarterly attainment of monetary rewards, such as rebates, to motivate distributors and resellers to achieve mutually agreed upon business goals in specified time periods. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and contemporaneous with this letter, we supplementally are providing the Staff with the quantitative activity for these programs for each year presented.

Notes to Consolidated Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
Revenue Recognition, page 63

2.
We note in your response to prior comment 5 that you bundle initial maintenance for periods of up to five years including your reference to ASC 985-605-55-58. As previously requested, please clarify how you determined that the longer initial bundled periods (i.e. three to five years) are substantive in establishing vendor-specific objective evidence taking into consideration the economic life of the software being sold. As part of your response, please tell us the estimated economic life of your software and to the extent such life is less than initial maintenance terms, please provide additional information to support your determination that the maintenance terms are substantive. Refer by analogy to paragraphs 62 and 63 of ASC 985-605-55.

As the Company discussed with the Staff, multiple-year maintenance arrangements with terms between three to five years represented less than 1% of our total maintenance billings arrangements in fiscal 2013. As demonstrated in our response to comment three herein, our maintenance arrangements are predominantly for a term of one year and maintenance arrangements of three years or less represented approximately 99% of our maintenance billings dollars in fiscal 2013. Arrangements with multiple-year bundled maintenance permit customers to renew annually on an unlimited basis at the end of the initial bundled term.

We have established vendor-specific evidence (“VSOE”) of fair value for maintenance, based on the rates at which maintenance is sold separately, at the time of renewal. Specifically, VSOE of fair value has been established based on the price charged for maintenance in year two of the product life (i.e., the price charged for one additional year following expiration of the initial term for arrangements with only one year of bundled maintenance). We have considered ASC 985-605-55-63, by analogy, as it relates to the point in the economic life of a product in which the maintenance renewal occurs. We have concluded that maintenance renewal rates, irrespective of the initial term, are substantive because renewal rates for one year of maintenance are charged in year two of the product life, which we have determined is early in the economic life of the product. Further, based on our internal customer data (including licensing and maintenance records), we believe the estimated economic life of our products exceeds the term of even our longest maintenance periods.

3.	Please also tell us the significance of arrangements where you bundle perpetual licenses with longer initial maintenance periods for each period presented.
We advise the Staff that the approximate percentage breakdown of arrangements in which we bundled perpetual licenses with maintenance periods that ranged from one year to more than three years were as follows for each period presented:

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	Percentage of maintenance billings dollars with terms of
Fiscal year ended January 31,	One year	Greater than one and up to three years	Greater than three and up to five years
2013	75%	24%	1%
2012	78%	21%	1%
2011	82%	17%	1%
* * * * *
Please direct your questions or comments to me at (415) 507-5000. In addition, the Company respectfully requests that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.
Very truly yours,

/s/	Mark J. Hawkins

Mark J. Hawkins
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)
cc:    Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Darcy Lopes, Ernst & Young LLP

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